UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Final Amendment)*

ACI Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.005

 (Title of Class of Securities)

004498101

 (CUSIP Number)

December 31, 2012

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	004498101	13G

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Business Machines Corporation I.R.S. Identification No: 13-0871985
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	004498101	13G

Item 1(a).	Name of Issuer: ACI Worldwide, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 120 Broadway, Suite 3350 New York, NY 10271

Item 2(a).	Name of Persons Filing: International Business Machines Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence: New Orchard Road Armonk, NY 10504

Item 2(c).	Citizenship: New York

Item 2(d).	Title of Class of Securities: Common Stock, Par Value $0.005 Per Share

Item 2(e).	CUSIP Number: 004498101

Item 3.	Not applicable. This schedule is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership
		(a).	Amount beneficially owned: 0

		(b).	Percent of Class: 0

		(c).	Number of shares as to which such person has:

			(i).	Sole power to vote or to direct the vote: 0

			(ii).	Shared power to vote or to direct the vote: 0

			(iii).	Sole power to dispose or to direct the disposition of: 0

			(iv).	Shared power to dispose or to direct the disposition of: 0

CUSIP No.	004498101	13G

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  X.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2013

INTERNATIONAL BUSINESS MACHINES CORPORATION

by	/s/ Michelle H. Browdy
Name: Michelle H. Browdy
Title: Vice President, Assistant General Counsel and Secretary